UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

TELEVISA INVESTS US$1.6 BILLION IN IUSACELL

●     Televisa could own a 50% equity interest in Iusacell

●     100% of the funds are allocated to funding Iusacell’s business plan

●     Equal corporate governance rights for Televisa and Grupo Salinas

●     A solid platform to participate in the explosive growth of mobile

Mexico City, Mexico. – April 7, 2011 – Grupo Televisa, S.A.B. [BMV:TLEVISA CPO; NYSE: TV] and Grupo Iusacell S.A. de C.V. (“Iusacell”) today announced that they have reached an agreement under which Televisa will make an investment of US$37.5 million in equity and US$1,565 million in convertible debt of Iusacell. Upon conversion of the debt, the equity participation of Televisa in Iusacell will be 50%.

The total investment will be allocated to strengthen Iusacell’s capital structure, finance future capital expenditures, and launch new and better services. Televisa has agreed to make an additional payment of US$400 million to Iusacell if cumulative EBITDA(1) reaches US$3,472 million any time from January 1st 2011 and up to December 31st 2015.

Today, Iusacell has over 4 million wireless customers reaching over 70% of the market with mobile voice and data service offerings. Iusacell was the first provider of wireless cellular third generation services in the country and its spectrum capacity is sufficient to deploy next generation services to support current and future growth.

Iusacell is a well positioned mobile operator with an extensive national network. This transaction will strengthen Iusacell’s balance sheet, allowing it to make the necessary investments to properly compete in this industry, therefore improving the quality and availability of mobile service offerings in the market.

According to Pyramid Research, total revenues in Mexico’s telecommunications market are estimated to reach US$35 billion by 2015, of which two thirds are expected to result from mobile. Mobile data, in particular, is expected to grow at a compounded annual rate of 23% over the next five years. The participation of Televisa in mobile voice and data is critical to its efforts of expanding its presence in the telecommunications industry. The structure herein contemplated meets Televisa’s strategic objectives and provides it with an opportunity to build equity on an existing participant in an expanding industry.

Under the terms of the transaction, both Televisa and Iusacell will have equal corporate governance rights. This agreement will contemplate the negotiation of commercial arrangements between Iusacell and Televisa affiliates to expand their service offerings. The investment will allow Televisa to leverage its extensive infrastructure and launch the first quadruple play of converged services in Mexico which would include television, and fixed and mobile voice and data services.

The conversion of the debt is subject to regulatory approval and other customary closing conditions.

(1)	Earnings before interest, taxes, depreciation and amortization.

About Iusacell S.A. de C.V.

Grupo Iusacell, S.A. de C.V. is a wireless cellular and PCS service provider in Mexico with a national footprint. Iusacell offers more and better voice communication and data services through state-of-the-art technology, such as its new 4G network, throughout all of the regions in which it operates. In addition to its core mobile telephony services, Iusacell also provides a wide range of other telecommunications services, including long distance, wireless local telephony and data transmission services.

About Televisa S.A.B

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

Legal Disclaimer

All written material regarding Grupo Iusacell, S.A. de C.V. may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the corresponding laws.

This press release contains forward-looking statements regarding Grupo Televisa’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in Televisa’s annual report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of Televisa. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Grupo Televisa S.A.B. does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Iusacell Investor Relations:	Televisa Investor Relations:
Gerardo Ibarra	Carlos Madrazo
Tel. (5255) 5109-5791	María José Cevallos
gibarrag@iusacell.com.mx	Tel: (5255) 5261-2445
http://www.gruposalinas.com/	Fax: (5255)5261-2494
ir@televisa.com.mx
http://www.televisair.com

Iusacell Media Relations:	Televisa Media Relations:
Luis Niño de Rivera	Manuel Compeán
Tel: (5255) 1720-7644	Fax: (5255) 5728 3632
http://www.iusacell.com.mx	mcompean@televisa.com.mx
http://www.televisa.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: April 7, 2011	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President